September 24, 2008

By Fax and Edgar

David L. Orlic
Special Counsel
Securities and Exchange Commission
Fax:      202-772-9210

Re: Digital Valleys Corp.
Registration Statement on Form S-1
File No. 333-152798
Originally Filed August 6, 2008

Dear Mr. Orlic:

Digital Valleys Corp. has asked us to respond to the Commission’s comments dated August 29, 2008. Per the instructions in your letter, we have amended the Digital Valleys’ Draft Registration Statement on Form S-1 (the “Amended Draft”) and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Commission’s comments.

If you have any question regarding these responses or need additional information, please contact this office at (718) 360-5351.

Outside Front Cover Page of Prospects

1.      You state here and elsewhere in your prospectus that the selling stockholders will be offering their shares of common stock at a price of $0.05 per share until a market develops and thereafter at prevailing market prices or privately negotiated prices. Please revise your prospectus to indicate that the selling stockholders will sell at a price of $0.05 per share until such time as your shares are the subject of quotations on the OTC Bulletin Board, and thereafter at prevailing market prices or private negotiated prices.

Response: Revised. Digital Valleys Corp. has revised the Amended Draft to include such pricing language throughout the Registration Statement. See pages 3, 5, 15 and 34 of the Amended Draft.

Management’s Discussion and Analysis of Fiscal Condition and Results of Operation

Plan of Operation, page 19

2. In the event that you are unable to adhere to the 12 month time table set forth in your plan of operation, please disclose a reasonable estimate as to how long development of your product might be expected to take.

Response: Digital Valleys Corp. believes that the twelve month timetable to complete its product is a reasonable timetable. However, Digital Valleys Corp. anticipates that any delay in the development of the product will not extend for a period of more than 6 months and therefore the product should be completed within 18 months. Digital Valleys Corp. has revised page 20 of the Amended Draft to include disclosure regarding the time frame of the potential delay of the development of the product in the Plan of Operation section of Management’s Discussion and Analysis of Fiscal Condition and Results of Operation.

Liquidity and Capital Resources, page 21

3. Please disclose the current rate at which you are using capital in operations. Additionally, indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. If not, please state the minimum period of operations you are able to fund and your plan to obtain financing for continued operations during the remainder of the twelve month period.

Response: Digital Valleys Corp. has commenced work on its information only website and is still reviewing development plans with the contractors. Thus, its expenditures to date have been minimal. Digital Valleys Corp.’s main expenditures to date have been administration, rent, accounting and legal costs, amounting to approximately $7,367. Digital Valleys Corp.’s current rate of expenditures is approximately $1,500 a month with an anticipated lump sum payment of approximately $10,000 for the completion of the product development. Digital Valleys Corp. believes that its current capital will be sufficient for its planned operations for the next 12 months. Digital Valleys Corp. has revised the Amended Draft on page 21 to include disclosure regarding the current rate at which it is using its capital resources and to state that it believes that its current capital resources will be sufficient for its operations as currently planned for the next twelve month period.

Description of Business

Expenditures, page 30

4. The chart in this section indicates that you expect to spend $10,000 over the next 12 months on research and development. However, we note from your plan of operation disclosure that you expect to complete development of your software product within approximately 12 months. If you plan to expend $10,000 on developing your product, please set forth the basis on which you believe that this amount of funds will be sufficient for your purposes.

Response: Revised. Digital Valleys Corp. has revised the Amended Draft in the Plan of Operation section (pages 19-21) to disclose that it believes that the amount listed for research and development costs in the Expenditures section will be sufficient to complete development of the product. Digital Valleys Corp.’s disclosure will include its plans to hire a developer from the Philippines where the costs related to development work is substantially lower than the cost for such development work in North America. Digital Valleys Corp. believes that one of the reasons why development costs will be minimal is because our President, Dr. Felipe A. Pati, intends to be involved in the planning, development and testing stages, at no additional costs to Digital Valleys Corp. Our President has the capability of being involved in the planning, development and testing stages since he has a strong computer science background.

Part II

Undertakings, page II-4

5. You have included the undertaking set forth in Item 512(a)(6) of Regulation S-K, which does not appear to be applicable to this transaction. Please advise.

Response: Revised. Digital Valleys Corp. has revised the Amended Draft. See the new undertaking that is included in the Amended Draft.

Sincerely,

Steve Kronengold

cc:	Felipe A. Pati, President of Digital Valleys Corp. - email
Matthew Crispino, Securities and Exchange Commission, Division of Corporation Finance - Edgar